UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 24)*

                         Boulder Total Return Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   101541100
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 444-5483
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 9, 2004

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization     South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         3,413,138
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    3,413,138
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     3,413,138

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)            27.66%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization      South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,370,515
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,370,515
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,370,515

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   11.11%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Badlands Trust Company

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization    South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power          0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power        0
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power     0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power   0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Evergreen Atlantic LLC

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization       Colorado

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         343,748
                             ---------------------------------------------------
Shares,Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    343,748
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 343,748

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)       2.79%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart West Indies Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)      Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization       South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         104,627
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    104,627
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 104,627

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)      0.85%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Susan L. Ciciora Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)      Not Applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization      South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         72,176
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    72,176
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 72,176

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)        0.58%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   John S. Horejsi Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)      Not Applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization     South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         53,080
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    53,080
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 53,080

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)         0.43%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Evergreen Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)      Not Applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization       South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         25,698
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    25,698
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 25,698

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)         0.21%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi Trust No. 2

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)      Not Applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization      South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power       229,883
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power  229,883
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 229,883

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)        1.86%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100
--------------------------------------------------------------------------------

7. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Badlands Trust Company, LLC

--------------------------------------------------------------------------------

8. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

9. SEC Use Only

--------------------------------------------------------------------------------

10. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

11. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

12. Citizenship or Place of Organization       Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power          0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power        229,883
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power     0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power   229,883
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   1.86%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 101541100

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization        United States

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power           0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power         343,748
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power      0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power  343,748
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person      343,748

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)            2.79%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) IN

                  Amendment No. 24 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of Boulder Total Return Fund, Inc., a Maryland corporation (the "Company"). Items 2, 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Ernest Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), Badlands Trust Company ("Badlands"), Evergreen Atlantic LLC ("Evergreen Atlantic"), the Stewart West Indies Trust (the "West Indies Trust"), the Susan L. Ciciora Trust (the "Susan Trust"), the John S. Horejsi Trust (the "John Trust"), and the Evergreen Trust (the "Evergreen Trust"), as the direct beneficial owner of Shares, and the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust") and Stewart R. Horejsi, by virtue of the relationships described previously in this Statement, are hereby amended, or amended and restated, as set forth below.

Item 2.  Identity and Background

     No change except for the addition of the following:

     (a) This Statement is also being filed by Badlands Trust Company, LLC ("Badlands LLC"). Badlands LLC is a trust company organized under the laws of Alaska , which is wholly owned by the Stewart Trust. The Board of Managers of Badlands LLC is Stephen C. Miller, Laura Rhodenbaugh, Robert Ciciora, Larry Dunlap, and Kevin VanNortwick (the "Managers"). The executive officers of Badlands LLC are Stephen C. Miller, President, Laura Rhodenbaugh, Treasurer and Stephanie Kelley, Secretary. The Stewart Trust is the sole member of Badlands LLC. The trustees of the Stewart Trust are Badlands LLC, Robert Ciciora and Brian Sippy. Such trustees may be deemed to control the Stewart Trust and may be deemed to possess indirect beneficial ownership of the Shares held by Badlands LLC. However, none of the trustees, acting alone, can vote or exercise dispositive authority over Shares held, directly or indirectly, by Badlands LLC. Accordingly, Badlands LLC, Mr. Ciciora and Dr. Sippy disclaim beneficial ownership of the Shares indirectly beneficially owned by the Stewart Trust.

     On December 9, 2004 Badlands, a South Dakota corporation was dissolved and Badlands LLC, an Alaska limited liability company, was established in its place. As a result, this Statement is no longer filed on behalf of Badlands. Badlands LLC is the sole trustee of the Susan Trust, the John Trust and the West Indies Trust, which, together with the Evergreen Trust, control Evergreen Atlantic, the other two trustees of the Evergreen Trust being Stephen C. Miller and Larry L. Dunlap. Badlands LLC, together with Mr. Dunlap and Susan Ciciora, is one of three trustees of both the Brown Trust and the Ernest Trust. Badlands LLC, together with Robert Ciciora and Brian Sippy, is one of three trustees of the Stewart Trust.

     The Ernest Trust, the Brown Trust, Evergreen Atlantic, the West Indies Trust, the Susan Trust, the John Trust, the Evergreen Trust, the Stewart Trust, Badlands LLC, and Stewart R. Horejsi are referred to as the "Reporting Persons."

     (b) The business address of Badlands LLC is 3601 C Street, Suite 600, Anchorage, Alaska 99503.

     The business address of Mr. Ciciora is 1105 Woodcrest Drive, Downers Grove, Illinois 60516. The business address of Dr. Sippy is 700 West Kent Avenue, Missoula, Montana 59801. The business address of Mr. Miller and Ms. Kelley is 1680 38th Street, Suite 800, Boulder, Colorado 80301. The business address of Ms. Rhodenbaugh is 200 South Santa Fe, Salina, Kansas, 67402. The business address of Mr. VanNortwick is 3601 C Street, Suite 600, Anchorage, Alaska 99503. The business address of Mr. Dunlap is 2120 Hillside Drive, Salina, Kansas 67402.

     (c) Badlands LLC is a limited liability company organized to act as a private trust company to administer the Ernest Trust, the Stewart Trust, the Brown Trust, the Evergreen Trust, the West Indies Trust, the Susan Trust, the John Trust as well as other family trusts affiliated with the Horejsi family.

     Dr. Sippy, M.D., Ph.D, is a trustee.  Mr. VanNortwick is a certified public
accountant  with  the  firm  of  Mikunda,   Cottrell  &  Co.,  Certified  Public
Accountants.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Badlands LLC is a limited liability company organized under the laws of Alaska.

Item 3.  Source and Amount of Funds or Other Consideration.

     No change except for the addition of the following:

     The Shares acquired by the John Trust as set forth in Item 5(c) were purchased by the John Trust in a privately negotiated transaction with Badlands in connection with Badlands' liquidation. The total amount of funds required by the John Trust to purchase the Shares as reported in Item 5(c) from Badlands was $252,492.60. Such funds were provided by the John Trust's cash on hand.

Item 4.  Purpose of Transaction.

     No change except for the addition of the following:

     The John Trust acquired the Shares reported in Item 5(c) from Badlands in order to increase its equity ownership of the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market, and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

     The Reporting Persons may be deemed to control the Company.

Item 5.   Interest in Securities of the Issuer.

     No change except for the addition of the following:

     (a) The Ernest Trust is the direct beneficial owner of 3,413,138 Shares, or approximately 27.66% of the 12,338,660 Shares outstanding as of April 2, 2004, according to information contained in the Company's Annual Proxy Statement dated April 5, 2004 (the "Outstanding Shares").

     The Brown Trust is the direct beneficial owner of 1,370,515 Shares, or approximately 11.11% of the Outstanding Shares.

     Evergreen Atlantic is the direct beneficial owner of 343,748 Shares, or approximately 2.79% of the Outstanding Shares.

     The West Indies Trust is the direct beneficial owner of 104,627 Shares, or approximately 0.85% of the Outstanding Shares.

     The Susan Trust is the direct beneficial owner of 72,176 Shares, or approximately 0.58% of the Outstanding Shares.

     The John Trust is the direct beneficial owner of 53,080 Shares, or approximately 0.43% of the Outstanding Shares.

     The Evergreen Trust is the direct beneficial owner of 25,698 Shares, or approximately 0.21% of the Outstanding Shares.

     By virtue of the relationships reported in this Statement, Badlands LLC may be deemed to be the indirect beneficial owner of the 229,883 Shares directly beneficially held by the West Indies Trust, the Susan Trust and the John Trust, or approximately 1.86% of the Outstanding Shares.

     By virtue of the relationships previously reported in this Statement, the Stewart Trust may be deemed to be the indirect beneficial owner of the 229,883 Shares directly beneficially held by the West Indies Trust, the Susan Trust and the John Trust, or approximately 1.86% of the Outstanding Shares.

     By virtue of the relationships previously reported in this Statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the 343,748 Shares directly beneficially held by Evergreen Atlantic, or approximately 2.79% of the Outstanding Shares. In addition, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the other Reporting Persons. Except as set forth above with respect to Evergreen Atlantic, Mr. Horejsi disclaims all such beneficial ownership.

     By virtue of the relationships and transactions previously described in this Statement, the Reporting Persons may be deemed to constitute a group. Except as specifically set forth above in connection with Badlands LLC (with respect to the West Indies Trust, the Susan Trust and the John Trust), the Stewart Trust (with respect to the West Indies Trust, the Susan Trust, and the John Trust) and Mr. Horejsi (with respect to Evergreen Atlantic), each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by the other Reporting Persons.

     (c) The table below sets forth Shares purchased by the John Trust. Such sales were effected in a privately negotiated transaction with an affiliate of the John Trust, Badlands.


                                                                            Approximate Price
           Date                     Amount of Shares                            Per Share
                                                                       (exclusive of commissions)

        12/09/2004                       16,980                                  $14.87


                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2004


                    /s/ Stewart R. Horejsi
                    --------------------------------------------
                    Stewart R. Horejsi individually and as
                    manager of Evergreen Atlantic LLC



                    /s/ Stephen C. Miller
                    --------------------------------------------
                    Stephen C. Miller, as President of Badlands Trust Company, LLC, trustee of the Ernest Horejsi Trust No. 1B, the Lola Brown Trust No. 1B, the Stewart R. Horejsi Trust No. 2, the Susan L. Ciciora Trust, the John S. Horejsi Trust, the Stewart West Indies Trust, and the Evergreen Trust.